EXCELLON

EXCELLON RESOURCES INC.
10 King Street East, Suite 200, Toronto, Ontario M5C 1C3
tel: 416 364-1130
fax: 416 364-6745

August 13th, 2020

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: Excellon Resources Inc. (the 'Corporation')
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 ***Continuous Disclosure Obligations*** **('NI 51-102')**

Following the annual meeting of shareholders of the Corporation, held on August 13th, 2020 (the 'Meeting') and in accordance with section 11.3 of NI 51-102 we hereby advise you of the following voting results obtained at the Meeting:-

Item Voted Upon	Voting Results
1. Election of Directors nominated in the Corporation's management information circular dated June 13th, 2020 (the 'Circular')	* The nominees proposed by management were elected by ballot. Detailed voting results were as follows:

Name	Shares Voted For	Shares Withheld
André Y. Fortier	24,169,246 (98.77%)	300,856 (1.23%)
Brendan T. Cahill	24,174,637 (98.79%)	295,465 (1.21%)
Andrew Farncomb	22,281,236 (91.06%)	2,188,866 (8.95%)
Laurence Curtis	24,166,811 (98.76%)	303,291 (1.24%)
Craig Lindsay	23,851,362 (97.47%)	618,740 (2.53%)
Roger Norwich	24,176,396 (98.80%)	293,706 (1.20%)
Michael Timmins	24,149,271 (98.69%)	320,831 (1.31%)

EXCELLON

Item Voted Upon	**Voting Results**
2. Re-appointment of PricewaterhouseCoopers, LLP as the Corporation's Auditors and authorization for the Board of Directors to fix their remuneration	* The resolution was approved by shareholders unanimously upon a show of hands, the proxy voting was 24,325,359 shares (99.49%) voted in favour, 125,180 votes (0.51%) withheld.
3. Approval of Unallocated Deferred Share Units Under the DSU Plan	* The resolution was approved by shareholders by ballot and the results were 20,506,393 (83.80%) voted in favour, 3,963,709 (16.20%) voted against.
4. Approval of Unallocated Restricted Share Units Under the RSU Plan	* The resolution was approved by shareholders by ballot and the results were 20,415,245 (83.43%) voted in favour, 4,054,857 (16.57%) voted against.

Yours faithfully,

EXCELLON RESOURCES INC.

"Brendan T. Cahill"

per: Brendan T. Cahill
President, Chief Executive Officer & Director